UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)

Telecom Italia S.p.A.

(Name of Issuer)

Common Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

MEDIOBANCA S.p.A.
Attn:  Dr. Stefano Vincenzi
Director, Office of Compliance
Piazza di Spagna, 15
00187 Rome, Italy
011.39.06.6795877

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Tobia Croff, Esq.
Shearman & Sterling LLP
Via Borgognona, 47
00187 Rome, Italy
011.39.06.697.6791

December 22, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 87927W10	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mediobanca S.p.A. - Banca di Credito Finanziario S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14		TYPE OF REPORTING PERSON (See Instructions) CO, BK

This Amendment No. 6 amends the Statement on Schedule 13D, dated October 31, 2006, as subsequently amended (the “Schedule 13D”), filed by the Reporting Person, a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A. (the “Telecom Italia Shares”), a company incorporated under the laws of the Republic of Italy (“Telecom Italia”).  Capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule 13D.

Introduction.

On April 28, 2007, a group of investors (the “Investors”) made up of Assicurazioni Generali S.p.A. (“AG” and, together with the AG group companies (Alleanza Toro S.p.A., formerly known as Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung AG, formerly known as Volksfürsorge Deutsche Lebenversicherung AG, and Generali Vie S.A.) that became investors on October 25, 2007 pursuant to the October 25th Amendment (as defined below), together “Generali”), Sintonia S.A. (“SI”), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”), Mediobanca S.p.A. (“Mediobanca” and, together with Generali, SI and Intesa Sanpaolo, the “Italian Investors”) and Telefónica S.A., the Spanish-based telecommunications operator (“Telefónica”), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the “October 25th Amendment”), the “Co-Investment Agreement”).  The Co-Investment Agreement established the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 subsequently transformed into an Italian joint stock company and renamed as Telco S.p.A. (“Telco”), an Italian corporation.  On November 15, 2007, the registered office of Telco was transferred to Via Filodrammatici 3, Milan, Italy.

Through Telco, the Investors purchased the entire share capital of Olimpia S.p.A. (“Olimpia”), which in turn held at that time 2,407,345,359 Telecom Italia Shares or approximately 18% of the ordinary share capital, of Telecom Italia, from Pirelli & C. S.p.A. (“Pirelli”) and Sintonia S.p.A. and SI (together, “Sintonia”).  The closing of the purchase of the entire share capital of Olimpia, divided into 4,630,233,510 ordinary shares (the “Olimpia Shares”) pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming governmental approvals from the Brazilian telecommunications authority on October 23, 2007 (the “Announcement”), an unofficial English translation of which was previously filed on Schedule 13D as Exhibit 13.

In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, on October 25, 2007 pursuant to the Co-Investment Agreement, Generali and Mediobanca contributed to Telco the Telecom Italia Shares they held on that date.  These shares amounted to 5.6% of Telecom Italia’s ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia’s ordinary share capital, and brought Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%.  Copies of the Co-Investment Agreement and the October 25th Amendment were previously filed on Schedule 13D as Exhibits 5 and 11, respectively.

On April 28, 2007, the Investors also entered into a shareholders agreement (as subsequently amended, the “Shareholders Agreement”), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco’s shares and any Olimpia Shares or Telecom Italia Shares directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws.  A copy of the Shareholders Agreement was previously filed on Schedule 13D as Exhibit 7.

Pursuant to the October 25th Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook to implement the content thereof through appropriate actions within the time frame set forth therein.  On November 19, 2007, the Investors entered into an Amendment to the Shareholders Agreement and to the Bylaws (the “November 19th Amendment”) to address the content of the Announcement, and each of the Investors undertook to implement such content through appropriate legal measures and actions including amending the Shareholders Agreement and by-laws of Telco as provided in the November 19th Amendment.  A copy of the November 19th Amendment was previously filed as Exhibit 16 and an unofficial English translation of the amended and restated by-laws of Telco (the “Telco By-laws”) was previously filed on Schedule 13D as Exhibit 17.

Separately, on November 6, 2007, pursuant to the Shareholders Agreement, Telco and Telefónica entered into a Call Option Agreement (the “Option Agreement”) to grant Telefónica an option to purchase Telecom Italia Shares or Olimpia Shares, as the case may be, from Telco in the event that a decision to dispose or encumber Telecom Italia Shares or Olimpia Shares, as the case may be, or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefónica is a dissenting party.  A copy of the Option Agreement was previously filed on Schedule 13D as Exhibit 18.  On November 15, 2007, pursuant to Article 5 of the Option Agreement, Olimpia adhered to and accepted all the terms and conditions of the Option Agreement.  A copy of the Olimpia adherence letter was previously filed on Schedule 13D as Exhibit 19.

In March 2008, Telco acquired 121,530,000 Telecom Italia Shares, representing 0.91% of Telecom Italia’s share capital.  As a result, Telco’s holding in Telecom Italia increased from 23.6% to 24.5% equal to 3,278,702,623 Telecom Italia Shares.

On October 28, 2009, SI requested, pursuant to Article 11(b) of the Shareholders Agreement, the non-proportional de-merger of Telco, with the assignment of its pro rata share of the assets and liabilities of Telco (comprised of Telecom Italia Shares held by Telco representing approximately 2,06% of Telecom Italia share capital (the “SI Telecom Shares”)).

On the same date, the Investors other than SI, namely Intesa Sanpaolo, Mediobanca, Generali and Telefónica (collectively, the “Non-Exiting Shareholders”) acknowledged SI’s decision and, by entering into a Renewal Agreement dated October 28, 2009  and effective as of April 28, 2010 (the “Renewal Agreement”), agreed (i) not to request the non-proportional de-merger of Telco, with the assignment of their corresponding share of Telecom Italia Shares at that time; and (ii) to renew the Shareholders Agreement for an additional term of three years until April 27, 2013 substantially on the same terms and conditions, except to provide that (a) the right of the Non-Exiting Shareholders to request the non-proportional de-merger of Telco not later than six months prior to the new expiry date will only be exercisable in the period between October 1, 2012 and October 28, 2012, and (b) for an early withdrawal right period exercisable between April 1, 2011 and April 28, 2011 (such Shareholders Agreement, as amended and renewed, the “New Shareholders Agreement”).  A copy of the Renewal Agreement was filed on Schedule 13D as Exhibit 20 and a copy of the joint press release, dated October 28, 2009, issued by the Non-Exiting Shareholders announcing the events described above was filed on Schedule 13D as Exhibit 22.

The Non-Exiting Shareholders also agreed, in the Renewal Agreement, to consider and evaluate – together with SI – mutually agreed alternative ways to permit SI to exit Telco, other than through non-proportional de-merger.

In connection with the Renewal Agreement, separately on October 28, 2009, Telco and Telefónica entered into an Amendment Deed to the Call Option Agreement (the “Amendment to Option Agreement”) (i) to extend the term of the Option Agreement to coincide with the expiration date of the New Shareholders Agreement, and (ii) to exempt certain transactions regarding the Telecom Italia Shares, namely those related to the exercise of de-merger and early withdrawal rights pursuant to Article 11(b) of the Shareholders Agreement.  A copy of the Amendment to Option Agreement was filed as Schedule 13D as Exhibit 21.

The terms of SI’s exit were approved on November 26, 2009, when an extraordinary general meeting of the Telco shareholders unanimously approved a proposal of the Telco board of directors to permit SI to exit Telco in a single transaction consisting of two parts (the “SI Exit Transaction”). The SI Exit Transaction was concluded on December 22, 2009 when Telco and SI executed a Purchase and Sale Agreement (the “SI Exit Agreement”), pursuant to which: (i) SI acquired the SI Telecom Shares from Telco for consideration of euro 605,254,575.20 (equal to a price of euro 2.20 for each SI Telecom Share) (the “SI Telecom Share Transfer”), and (ii) Telco voluntarily reduced its share capital by acquiring and cancelling SI’s Telco shares (equal to 162,752,995 class A shares, constituting 8.39% of Telco’s share capital) for consideration of euro 293,461,160.95 (equal to a price of approximately euro 1.80 for each Telco share) which is equal to the pro rata net asset value of SI’s interest in Telco as of December 15, 2009 (the “Telco Share Capital Reduction”).

Because cash consideration was payable under the SI Exit Agreement by both Telco and SI, pursuant to the SI Exit Agreement only a single net cash payment (the “Sintonia Payment”) was made by SI of euro 311,793,414.25 (equal to the cash consideration due from SI to Telco of euro 605,254,575.20 in respect of the SI Telecom Share Transfer minus the cash consideration due from Telco to SI of euro 293,461,160.95 in respect of the Telco Share Capital Reduction). An unofficial translation of the SI Exit Agreement is filed as Exhibit 23 hereto and the related Telco press release, dated December 22, 2009, is filed as Exhibit 24 hereto.

Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 3.  Source and Amount of Funds or Other Consideration.

The Telco Share Capital Reduction did not require funds or other consideration for Telco to pay the cash consideration payable to SI of euro 293,461,160.95 because this amount was offset by the cash consideration payable from SI in connection with the SI Telecom Share Transfer, as described in the Introduction to this Amendment No. 6.

Item 4.  Purpose of the Transaction.

For the Non-Exiting Shareholders, the principal objective of their investment in Telecom Italia Shares remains the creation of value over time for all shareholders, by accompanying Telecom Italia’s business growth strategies, which will be defined autonomously by the board of directors and the management of Telecom Italia.  The purpose of the SI Exit Transaction is to allow SI to separate itself from the Telco group and to allow SI, if it chooses, to divest its 2.06% interest in Telecom Italia Shares.

Item 5.  Interest in Securities of the Issuer.

Following the SI Exit Transaction, Mediobanca, through its interest in Telco, may be deemed to beneficially own 3,003,586,907 Telecom Italia Shares, representing approximately 22.4% of the outstanding Telecom Italia Shares.  Mediobanca may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or direct the dispositions, of such Telecom Italia Shares.

The beneficial ownership of Telecom Italia Shares by the persons listed in Annex A to this Amendment No. 6, to the extent currently available, is indicated next to such person’s name in such Annex. To the best of Mediobanca’s knowledge, such persons have sole voting and dispositive power over the Telecom Italia Shares that they beneficially own, if any. To Mediobanca’s knowledge, other than as disclosed in Annex A, during the 60-day period preceding the date of filing of this Amendment No. 6, the persons listed in Annex A have not effected proprietary transactions in Telecom Italia Shares.

Item 6.  Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

SI EXIT AGREEMENT

The description of the SI Exit Agreement in the Introduction to this Amendment is incorporated herein by reference.

The summary herein of certain material provisions of the SI Exit Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of the unofficial translation of such document attached as Exhibit 24 hereto.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 23:	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation)
Exhibit 24:	Telco S.p.A. press release, dated December 22, 2009

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2009

/s/ Stefano Vincenzi
Signature

Stefano Vincenzi
Director of Compliance
Name/Title

/s/ Cristiana Vibaldi
Signature

Cristiana Vibaldi
Middle Manager – Authorized Signatory
Name/Title

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF MEDIOBANCA

The name, title, present principal occupation or employment of each of the directors and executive officers of Mediobanca are set forth below.  The business address of each member is Mediobanca’s address.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Mediobanca.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

Office	Name	Place and date of birth	Term expires	Principal activities performed by the person outside Mediobanca	Telecom Italia Shares beneficially owned
Chairman	Cesare Geronzi	Marino, Italy February 15, 1935	2011		None
Vice Chairman	Dieter Rampl**	Munich, Germany September 5, 1947	2011	Chairman UniCredit Group	None
Vice Chairman	Marco Tronchetti Provera	Milan, Italy January 18, 1948	2011	Chairman Pirelli & C. Chairman Pirelli & C. Real Estate Chairman Pirelli Tyre Chairman Olimpia Chairman CAMFIN	None
Member and Executive Chief Officer	Alberto Nagel	Milan, Italy June 7, 1965	2011		None
Member and General Manager	Renato Pagliaro	Milan, Italy February 20, 1957	2011		None
Member and Deputy General Manager	Maurizio Cereda	Milan, Italy January 7, 1964	2011		None
Member and Deputy General Manager	Massimo Di Carlo	Rovereto, Italy June 25, 1963	2011
Member and Deputy General Manager	Francesco Saverio Vinci	Milan, Italy November 10, 1962	2011		12.892
Member	Jean Azema*	Pantin, France February 23, 1953	2011	General Manager Groupama Chairman Groupama International	None

Member	Tarak Ben Ammar*	Tunis, Tunisia June 12, 1949	2011	Chairman and General Manager Quinta Communications	None
Member	Gilberto Benetton	Treviso, Italy June 19, 1941	2011	Chairman Edizione Holding Chairman Sintonia Chairman Autogrill Vice Chairman Olimpia Vice Chairman Telecom Italia	1,946,250
Member	Marina Berlusconi	Milan, Italy August 10, 1966	2011	Chairman Fininvest Chairman Arnoldo Mondadori Editore	None
Member	Antoine Bernheim*	Paris, France September 4, 1924	2011	Chairman Assicurazioni Generali Vice Chairman Alleanza Assicurazioni Vice Chairman LVMH Vice Chairman Bolloré Investissement	189,934
Member	Roberto Bertazzoni	Guastalla, Italy December 10, 1942	2011	Chairman SMEG Chairman ERFIN	None
Member	Vincent Bolloré*	Boulogne Sur Seine, France April 1, 1952	2011	Chairman and General Manager Group Bolloré	None
Member	Angelo Casò	Milan, Italy August 11, 1940	2011	Practicing Dottore Commercialista (independent tax and accounting professional)	None
Member	Ennio Doris	Tombolo, Italy July 3, 1940	2011	Chairman Banca Mediolanum Managing Director Mediolanum	None
Member	Jonella Ligresti	Milan, Italy March 23, 1967	2011	Chairman Fondiaria – SAI Vice Chairman Gilli Vice Chairman Premafin	671

Member	Fabrizio Palenzona	Novi Ligure, Italy September 1, 1953	2011	Deputy Chairman UniCredit Group Chairman and Managing Director FAI Service Chairman Aviva Italia Chairman Slala Chairman GwH Chairman ALScat Chairman ADR	None
Member	Marco Parlangeli	Siena, February 20, 1960	2011	Chairman Sienabiotech Chief Executive and General Manager Fondazione Monte dei Paschi di Siena	None
Member	Carlo Pesenti	Milan, Italy March 30, 1963	2011	Director and General Manager Italmobiliare Managing Director Italcementi Chairman Ciments Français	None
Member	Eric Strutz**	Mainz, Germany December 13, 1964	2011	CFO and Member of Management Board Commerzbank	None

* French citizen.

** German citizen.

Exhibit No.	Description

Exhibit 23:	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation)
Exhibit 24:	Telco S.p.A. press release, dated December 22, 2009